# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BillionToOne, Inc., CIK 0002070849
CUSIP: 090168105
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002088549

## Reporting persons
- Oguzhan Atay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,006,861; shared voting power 200,000; sole dispositive power 3,006,861; shared dispositive power 200,000; aggregate amount beneficially owned 3,206,861 (7.3% of the class)
  Comment: Consists of (i) 2,227,542 shares of Class B common stock of the Issuer (as defined in Item 1(a) below) held of record by Oguzhan Atay (the Reporting Person), (ii) 779,319 shares of Class A common stock underlying stock options exercisable within 60 days of the date of this Statement held by the Reporting Person and (iii) 200,000 shares of Class A common stock held of record by the Reporting Person's spouse. Reporting Person disclaims beneficial ownership of securities held by spouse. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder. Excludes 863,783 shares of Class A common stock underlying stock options not exercisable within 60 days of the date of this Statement held by the Reporting Person.
  
  Ownership percentage based on 44,222,971 shares, which is the sum of (i) 41,216,110 shares of Class A common stock of the Issuer outstanding as of December 5, 2025, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2025, (ii) 2,227,542 shares of Class B common stock (such shares treated as converted into shares of Class A common stock solely for the purposes of computing the percentage of ownership of the Reporting Person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended), and (iii) 779,319 shares of Class A common stock underlying stock options exercisable within 60 days of the date of this Statement held by the Reporting Person.

## Item 1. Issuer
Name of issuer: BillionToOne, Inc.
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing: Oguzhan Atay
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is 1035 O'Brien Drive, Menlo Park, CA
94025.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for the Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for the Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for the Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for the Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for the Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for the Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Oguzhan Atay: /s/ Thomas Lynch, Attorney-in-fact, Thomas Lynch, Attorney-in-fact (02/17/2026)